SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                              Xpedite Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    893929100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert S. Vaters
                            c/o Xpedite Systems, Inc.
      446 Highway 35, Eatontown, New Jersey 07724; Telephone (908) 389-3900
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 August 8, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 36 Pages)



------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 2 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert S. Vaters; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     25,000
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      25,000
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 3 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Roy B. Andersen, Jr.; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     308,032
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
             EACH                     0
           REPORTING           -------------------------------------------------
            PERSON               9    SOLE DISPOSITIVE POWER
             WITH                     308,032
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           308,032
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 4 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vincent DeVita; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     7,250
        BENEFICIALLY           -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
           EACH
         REPORTING             -------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                       7,250
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,250
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / / Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 5 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Max A. Slifer; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   /X/


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     172,085
         BENEFICIALLY          -------------------------------------------------
           OWNED BY              8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      172,085
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           172,085
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 6 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dennis Schmaltz; SS. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                             (b)

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   /X/

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     171,139
        BENEFICIALLY           -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
         REPORTING             -------------------------------------------------
          PERSON                 9    SOLE DISPOSITIVE POWER
           WITH                       171,139
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           171,139
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 7 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           UBS Partners LLC; I.R.S. No. 13-3952900
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     0
         BENEFICIALLY          -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      0
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 8 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fenway Partners, Inc.; I.R.S. No. ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     0
         BENEFICIALLY          -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      0
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------       -------------------------------
CUSIP No. 893929100                                 Page 9 of 36 Pages
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Xpedite Acquisition Corp.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
          NUMBER OF              7    SOLE VOTING POWER
           SHARES                     0
         BENEFICIALLY          -------------------------------------------------
          OWNED BY               8    SHARED VOTING POWER
            EACH                      0
          REPORTING            -------------------------------------------------
           PERSON                9    SOLE DISPOSITIVE POWER
            WITH                      0
                               -------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/ Excludes shares beneficially owned by the other persons joining in the filing of this Schedule 13D as to which beneficial ownership is disclaimed.

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


          This Amendment No. 6 amends and supplements the statement on Schedule 13D dated February 11, 1997 filed by Roy B. Andersen, Jr., Robert S. Vaters, Dennis Schmaltz, Max A. Slifer and George Abi Zeid, as subsequently amended and filed by Roy B. Andersen, Jr., Robert S. Vaters, Dennis schmaltz, Max A. Slifer, Vincent DeVita, UBS Partners, LLC and Fenway Partners, Inc., relating to the common stock, par value $.01 per share (the "Common Stock"), of Xpedite Systems, Inc., a Delaware corporation ("Xpedite" or the "Company"). Capitalized terms used herein without definition have the meanings assigned to such terms in the initial filing or a previous amendment thereto.

          Item 2 is amended as follows:

Item 2.   IDENTITY AND BACKGROUND

          This Amendment is being filed by (i) Roy B. Andersen, Jr., (ii) Robert
S. Vaters, (iii) Dennis Schmaltz, (iv) Max A. Slifer, (v) Vincent DeVita ((i) through (v) collectively, the "Management Buyers"), (vi) UBS Partners LLC ("UBS Partners"), (vii) Fenway Partners, Inc. ("Fenway") and (viii) Xpedite Acquisition Corp. ("XAC"). The foregoing persons are collectively referred to herein as the "Reporting Persons." The Reporting Persons may be deemed to constitute a group within the meaning of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, by reason of their acting together for the purpose of the transaction described in Item 4 below.

          (i) Information regarding the identity and background of Mr. Andersen, Mr. Vaters, Mr. Schmaltz, Mr. Slifer, Mr. Devita, UBS Partners and Fenway is contained in the original filing or a previous amendment thereto.

          A revised list of the executive officers of UBS Partners appears on Appendix 1. The present principal occupation or employment of each of such executive officers of UBS Partners is set forth on Appendix 1 or Appendix 1 to Amendment No. 2 to Schedule 13D filed on July 7, 1997. During the past five years, none of such executive officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, none of such executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws. Each of such executive officers is a citizen of the United States.

          (ii) A list of the directors and executive officers of XAC appears on Appendix 2. Each of UBS Partners and Fenway owns 50% of XAC. XAC was formed solely for the purpose of merging with and into Xpedite.

          The address of the principal business office of XAC is 299 Park Avenue, New York, New York 10171. The address of each of the directors and executive officers of XAC is set forth on Appendix 2.

          During the past five years, none of XAC nor any of the directors or executive officers of XAC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          During the past five years, none of XAC nor any of the directors or executive officers of XAC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

          XAC is a Delaware corporation. Each director and executive officer of XAC is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is amended by adding the following:

          "See Item 4 for information with respect to source and amount of funds to be used in connection with the consummation of the Merger (as defined below)."


Item 4.   PURPOSE OF TRANSACTION

Item 4 is amended as follows:

          On August 8, 1997, Xpedite and XAC entered into an Agreement and Plan of Merger (the "Merger Agreement") under which XAC will merge with and into Xpedite (the "Merger") for a cash purchase price of $23.25 per share (including shares issued upon the exercise of incentive stock options) of Xpedite common stock, $0.01 par value per share (the "Common Stock"). The Merger Agreement is filed herewith as Exhibit 3 and is incorporated by reference herein.

          Concurrently with the execution of the Merger Agreement, certain stockholders of Xpedite, including members of the Board of Directors, the Management Buyers, certain funds managed by Patricof & Co. Ventures, Inc. ("Patricof"), and David, Stuart, and Robert Epstein (collectively, the "Epstein Family"), each entered into individual Stockholder Agreements (each, a "Stockholder Agreement"), dated as of August 8, 1997 with Xpedite and XAC. Each Stockholder Agreement provides, among other things, that the stockholder party thereto will vote his or its shares, among other things, in favor of the Merger, the approval of the Merger Agreement and the approval of certain amendments to Xpedite's certificate of incorporation. Pursuant to the Stockholder Agreement, each stockholder gives XAC his or its irrevocable proxy to vote his or its shares, among other things, in favor of the matters referred to above and agrees to certain restrictions on transfer with respect to his or its shares. There are an aggregate of 3,604,483 shares of Common Stock and 560,363 options and warrants to acquire Common Stock subject to the Stockholder Agreements, which, assuming no options or warrants are exercised, represents approximately 40% of the outstanding Common Stock and, assuming all outstanding options and warrants are exercised, represents approximately 42% of the outstanding Common Stock. A form of Stockholder Agreement is filed herewith as Exhibit 4 and is incorporated by reference herein.

          The Merger Agreement is subject to completion of contemplated financing and the simultaneous closing of the acquisition by Xpedite of 100% of the share capital of Xpedite's U.K. affiliate, Xpedite Systems Limited, for $87 million, and requires Xpedite shareholder and regulatory approvals. The closing of the Merger Agreement is also subject to, among other things, there being no change by any regulatory body or in accounting standards or interpretations that would materially and adversely affect Xpedite's ability to account for the Merger using "recap accounting". To assist Xpedite in qualifying for "recap accounting" treatment, the Management Buyers have agreed to retain an aggregate of 320,860 shares of Common Stock in the Merger in lieu of receiving cash therefor. In connection with the stockholder vote on the Merger Agreement, Xpedite stockholders will be offered the opportunity to retain all, but not less than all, of their shares of Xpedite Common Stock in the Merger in lieu of receiving cash therefor. The Merger Agreement provides that an aggregate of 205,000 shares of Xpedite common stock may be retained in the Merger by stockholders other than the Management Buyers; in the event holders of more than 205,000 shares of Xpedite Common Stock elect to retain their shares, the number of shares to be retained by such stockholders will be reduced on a pro rata basis to an aggregate of 205,000 shares. If holders of fewer than 205,000 shares of Xpedite Common Stock elect to retain their shares, the Epstein family and Patricof have agreed to retain on a pro rata basis a number of their shares of Xpedite common stock equal to 205,000 minus the number of shares of Xpedite Common Stock that stockholders other than the Management Buyers have elected to retain.

          The contemplated financing for the Merger is evidenced by commitment letters (the "Commitment Letters") submitted to the Company for (a) up to $129.5 million of senior secured bank financing to be provided by Goldman Sachs Credit Partners L.P. ("GSCP") and Union Bank of Switzerland ("UBS"), (b) up to $150 million of bridge financing to be provided by UBS, which will be refinanced with subordinated debt financing to be underwritten by UBS Securities LLC ("UBS Securities") and (c) equity financing to be provided by UBS Partners and Fenway. The Commitment Letters are filed herewith as Exhibits 5 through 8 and are incorporated by reference herein.

          At the present time, other than the actions described in the preceding paragraph, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Persons may consider any such plans or proposals in the future, if deemed appropriate. If the Merger is consummated it is expected that the membership of the board of directors, charter, bylaws, and capitalization of the Company would be changed and there is a possibility that the Common Stock would no longer be listed on NASDAQ or any other public securities market and that the Common Stock would be deregistered under the Securities Exchange Act of 1934, as amended.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          1. Joint filing agreement of the Reporting Persons dated August 13, 1997.

          2. Power of Attorney (included in Exhibit 1).

          3. Agreement and Plan of Merger, dated as of August 8, 1997, by and between Xpedite and XAC.*

          4. Stockholder Agreement, dated as of August 8, 1997, among Xpedite, XAC and Roy B. Andersen, Jr.*

          5. Senior Facility Commitment Letter, dated August 6, 1997, from GSCP, UBS Securities and UBS to UBS Partners and Fenway.

          6. Bridge Loan Commitment Letter, dated August 6, 1997, from UBS to UBS Partners and Fenway.

          7. Engagement Letter, dated August 6,1997, from UBS Securities to UBS Partners and Fenway.

          8. Equity Commitment Lettter, dated July 7, 1997, from UBS Partners and Fenway to Xpedite

---------------

     * Incorporated by reference to Xpedite's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 1997.

                                    SIGNATURE
                                   -----------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 13, 1997

                                          /s/ Roy B. Andersen, Jr.
                                          --------------------------------------
                                          Roy B. Andersen, Jr.*




                                          /s/ Robert S. Vaters
                                          --------------------------------------
                                          Robert S. Vaters




                                          /s/ Dennis Schmaltz
                                          --------------------------------------
                                          Dennis Schmaltz*




                                          /s/ Max A. Slifer
                                          --------------------------------------
                                          Max A. Slifer*




                                          /s/ Vincent DeVita
                                          --------------------------------------
                                          Vincent DeVita*



                                          *By: Robert S. Vaters
                                           As Attorney-in-Fact

                                          XPEDITE ACQUISITION CORP.



                                             /s/ Michael Greene
                                          By:-----------------------------------
                                             Name: Michael Greene
                                             Title: President



                                          UBS PARTNERS LLC



                                             /s/ Michael Greene
                                          By:-----------------------------------
                                             Name: Michael Greene
                                             Title: Managing Director


                                             /s/ James A. Breckenridge
                                          By:-----------------------------------
                                             Name: James A. Breckenridge
                                             Title: Vice President



                                          FENWAY PARTNERS, INC.



                                             /s/ Russell W. Steenberg
                                          By:-----------------------------------
                                             Name: Russell W. Steenberg
                                             Title: Managing Director

                                                                      Appendix 1

                                UBS PARTNERS LLC


                                    OFFICERS

Name                 Title                                         Address
Justin Maccarone     President and Managing Director               299 Park Avenue, New York, NY  10171
Robert Dinerstein    Senior Managing Director/Secretary            299 Park Avenue, New York, NY  10171
Michael Greene       Managing Director/Vice President/Treasurer    299 Park Avenue, New York, NY  10171
Charles J. Delaney   Managing Director                             299 Park Avenue, New York, NY  10171
George Duarte        Managing Director                             299 Park Avenue, New York, NY  10171
Marc A. Unger        Vice President/Chief Financial Officer        299 Park Avenue, New York, NY  10171
James Breckenridge   Vice President                                299 Park Avenue, New York, NY  10171
David Drabik         Assistant Treasurer                           299 Park Avenue, New York, NY  10171
Sandra Costin        Assistant Secretary                           299 Park Avenue, New York, NY  10171
Barbara Blanck       Assistant Secretary                           299 Park Avenue, New York, NY  10171


                                                                      Appendix 2

                           XPEDITE ACQUISITION CORP.
                               BOARD OF DIRECTORS


Name                     Address

Michael Greene           c/o UBS Partners LLC
                         299 Park Avenue, New York, NY  10171

Russell W. Steenberg     c/o Fenway Partners, Inc.
                         152 West 57th Street, 59th Floor
                         New York, NY  10019


                                    OFFICERS
Name                     Title               Address

Michael Greene           President          c/o UBS Partners LLC
                                            299 Park Avenue, New York, NY  10171
James A. Breckenridge    Vice President,    c/o UBS Partners LLC
                         Treasurer and      299 Park Avenue, New York, NY  10171
                          Secretary

                                  EXHIBIT INDEX

 Exhibit                                                                 Page

   1.       Joint filing agreement of the Reporting Persons dated
            August 13, 1997.

   2.       Power of Attorney (included in Exhibit 1).

   3. Agreement and Plan of Merger, dated as of August 8, 1997, by and between Xpedite and XAC.*

   4. Stockholder Agreement, dated as of of August 8, 1997, among Xpedite, XAC and Roy B. Andersen, Jr.*

   5. Senior Facility Commitment Letter, dated August 6, 1997, from GSCP, UBS Securities and UBS to UBS Partners and Fenway.

   6. Bridge Loan Commitment Letter, dated August 6, 1997, from UBS to UBS Partners and Fenway.

   7. Engagement Letter, dated August 6,1997, from UBS Securities to UBS Partners and Fenway.

   8. Equity Commitment Lettter, dated July 7, 1997, from UBS Partners and Fenway to Xpedite

---------------

     * Incorporated by reference to Xpedite's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 1997.


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